Greg Carney greg.carney@dentons.com D 213-243-6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

June 17, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

Re:	INVO Bioscience, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed March 30, 2021 File No. 001-39701

Dear Ms. Harkins:

On behalf of our client, INVO Bioscience, Inc (the “Company” or the “Registrant”), we are submitting herewith Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 originally filed with to the Securities and Exchange Commission (the “Commission”) on March 30, 2021. Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated June 16, 2021 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 43

1. You disclose that you performed an assessment of your internal control over financial reporting as of December 31, 2020 but we noted that you did not disclose management’s definitive conclusion on the effectiveness of your internal control over financial reporting as of that date. Please amend the filing to include management’s conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2020.Refer to Item 308(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, management’s conclusion is disclosed in the Amendment.

2. In the requested amendment, please revise management’s report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has identified the version of COSO that was used to perform its assessment in the Amendment.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (213) 243-6105. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney
Counsel
Dentons US LLP

GC:jm

cc:	Steve Shum
Chief Executive Officer